Exhibit 99.1

Vasta announces 2022 ACV Bookings of R$ 1 billion, a 35% year over year growth

São Paulo, Brazil, February 10, 2022 - Vasta Platform Limited, or Vasta (Nasdaq: VSTA) announces today that it has concluded the 2022 commercial cycle with an Annual Contract Value Bookings (the “ACV Bookings”) of R$1,000 million, which represents a 35% increase in comparison to the subscription revenue for the 2021 commercial cycle, calculated from October 2020 through September 2021 (the “2021 Subscription Revenue”). Excluding Plataforma de Ensino Eleva, or “Eleva”), the 2022 ACV Bookings represents a 22% increase in comparison to the 2021 Subscription Revenue.

From 2019 to 2022, Vasta delivered a 20% average growth in ACV Bookings, resulting from the combination of (i) the maturity of the go-to-market process, (ii) the quality of the components of Vasta’s multibrand portfolio and (iii) the strength of the company’s digital platform, Plurall, which continued to be the leader in terms of K-12 traffic in Brazil in supporting K-12 schools in the process of digital transformation and adaptation to hybrid education. We believe that Vasta is well positioned to resume its growth trajectory in consolidated revenue in the 2022 fiscal year.

ACV Bookings in complementary solutions again exhibited the highest growth rate among Vasta’s business segments with a 47% increase in comparison to the 2021 Subscription Revenue, demonstrating the strong cross-selling potential offered by its large core content client base. ACV Bookings in traditional learning systems (including newly launched Textbook as a Service platform, but excluding Eleva) grew 31% in comparison to the 2021 Subscription Revenue, driven by the intake of new clients, price adjustments and our focus on converting former PAR learning system clients to clients in the traditional learning system segment. Consistent with this strategy, PAR paper-based ACV decreased 29% in comparison to the 2021 Subscription Revenue. Finally, Eleva delivered ACV of R$ 98 million, contributing 13 percentage points to Vasta’s consolidated 2022 ACV growth.

Values in R$ Million	2022 ACV	2021 Subscription Revenue(1)	% Y/Y
Traditional Learning Systems	720	551	30.6%
Complementary Solutions	92	63	46.8%
PAR paper-based	91	127	-28.7%
Organic ACV	902	741	21.8%
Eleva	98	-	n.m.
Total ACV	1,000	741	35.0%

n.m.: not meaningful. (1) Revenue from subscription products collected from October 2020 to September 2021.

About Vasta (Nasdaq: VSTA)

Vasta is a leading, high-growth education company in Brazil powered by technology, providing end-to-end educational and digital solutions that cater to all needs of private schools operating in the K-12 educational segment, ultimately benefiting all of Vasta’s stakeholders, including students, parents, educators, administrators and private school owners. Vasta’s mission is to help private K-12 schools to be better and more profitable, supporting their digital transformation. Vasta believes it is uniquely positioned to help schools in Brazil undergo the process of digital transformation and bring their education skill-set to the 21st century. Vasta promotes the unified use of technology in K-12 education with enhanced data and actionable insight for educators, increased collaboration among support staff and improvements in production, efficiency and quality. For more information, please visit ir.vastaplatform.com.

Investor Relations Contact

Investor Relations

ri@somoseducacao.com.br

Forward-Looking Statements

This press release contains forward-looking statements that can be identified by the use of forward-looking words such as “believe,” “expect” and “should,” among others. Forward-looking statements appear in a number of places in this press release and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to of various factors, including (i) general economic, financial, political, demographic and business conditions in Brazil, as well as any other countries we may serve in the future and their impact on our business; (ii) fluctuations in interest, inflation and exchange rates in Brazil and any other countries we may serve in the future; (iii) our ability to implement our business strategy and expand our portfolio of products and services; (iv) our ability to adapt to technological changes in the educational sector; (v) the availability of government authorizations on terms and conditions and within periods acceptable to us; (vi) our ability to continue attracting and retaining new partner schools and students; (vii) our ability to maintain the academic quality of our programs; (viii) the availability of qualified personnel and the ability to retain such personnel; (ix) changes in the financial condition of the students enrolling in our programs in general and in the competitive conditions in the education industry; (x) our capitalization and level of indebtedness; (xi) the interests of our controlling shareholder; (xii) changes in government regulations applicable to the education industry in Brazil; (xiii) government interventions in education industry programs, that affect the economic or tax regime, the collection of tuition fees or the regulatory framework applicable to educational institutions; (xiv) cancellations of contracts within the solutions we characterize as subscription arrangements or limitations on our ability to increase the rates we charge for the services we characterize as subscription arrangements; (xv) our ability to compete and conduct our business in the future; (xvi) our ability to anticipate changes in the business, changes in regulation or the materialization of existing and potential new risks; (xvii) the success of operating initiatives, including advertising and promotional efforts and new product, service and concept development by us and our competitors; (xviii) changes in consumer demands and preferences and technological advances, and our ability to innovate to respond to such changes; (xix) changes in labor, distribution and other operating costs; our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us; (xx) the effectiveness of our risk management policies and procedures, including our internal control over financial reporting; (xxi) health crises, including due to pandemics such as the COVID-19 pandemic and government measures taken in response thereto; (xxii) other factors that may affect our financial condition, liquidity and results of operations; and (xxiii) other risk factors discussed under “Risk Factors.” Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

ACV Bookings

ACV Bookings is calculated based on the sum of actual contracts signed during the sales period and assumes the historical rates of returned goods from customers for the preceding 36-month period. Since the actual rates of returned goods from sales during the period may be different from the historical average rates and the actual volume of merchandise ordered by our customers may be different from the contracted amount, the actual revenue recognized during the period between October 2021 and September 2022 may be different from the ACV Bookings for the 2022 sales cycle.